SEGALL BRYANT & HAMILL TRUST

1290 Broadway, Suite 1100

Denver, Colorado 80203

May 9, 2019

VIA EDGAR

Mr. Jay Williamson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Segall Bryant & Hamill Trust (the “Registrant”)

File Nos. 002-75677, 811-03373

Dear Mr. Williamson:

On behalf of the Registrant, set forth below are the Registrant’s responses to additional comments received from the staff of the Division of Investment Management regarding post-effective amendment No. 104 (“PEA 104”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “Securities Act”), and post-effective amendment No. 105 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on February 21, 2019, with respect to the Segall Bryant & Hamill All Cap Fund (the “All Cap Fund”), Segall Bryant & Hamill Small Cap Value Fund (the “Small Cap Value Fund”), Segall Bryant & Hamill Emerging Markets Fund (the “Emerging Markets Fund”)and Segall Bryant & Hamill International Small Cap Fund (the “International Small Cap Fund,” each a “Fund” and collectively, the “Funds”). Post-effective amendment No. 108 (“PEA 108”) under the Securities Act, relating to the Funds, was filed by the Registrant on May 8, 2019.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on May 9, 2019, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 104 and PEA 108. Certain of the comments herein refer to Staff comments for which responses were previously provided in a response letter dated May 3, 2019 and filed via EDGAR (the “First Response Letter”).

U.S. Securities and Exchange Commission

Division of Investment Management

May 9, 2019

1.	Staff Comment: With respect to PEA 104, and as noted in the First Response Letter, the Staff had requested a confirmation that the Registrant will not use the prospectuses for the Funds as reflected in PEA 108 to offer or sell shares until the reorganizations have been consummated. Please provide this confirmation supplementally via correspondence.

□ Registrant’s Response: Comment noted and complied with. The Registrant confirms that the registration statement for the Funds will not be used to offer or sell shares until the respective reorganizations are consummated. To that end, the Registrant filed a rule 497 supplement on the same date as PEA 108 stating that “[t]he shares of each of Segall Bryant & Hamill All Cap Fund, Segall Bryant & Hamill Small Cap Value Fund, Segall Bryant & Hamill Emerging Markets Fund, Segall Bryant & Hamill International Small Cap Fund are not currently being offered for sale.”

2.	Staff Comment: We note the Registrant’s response to Comment No. 15 in the First Response Letter, in which the Registrant states that for certain derivatives, the Funds intend to count the full notional value of the instrument when assessing compliance with 80% investment policies. The Staff’s view is that Rule 35d-1 is an asset-based test, and that it does not focus on exposure. As a consequence, the Staff disagrees with the approach of using notional values for such purposes. Please revise the disclosure or confirm in correspondence that the Registrant takes a different view from the Staff.

□ Registrant’s Response: Comment complied with. The Registrant will revise the relevant disclosure in the Funds’ statement of additional information prior to, or in conjunction with, the first use of the Funds’ registration statement, to read as follows:

“Solely for purposes of assessing compliance with an 80% investment policy (where applicable), the Fund will count derivative instruments (such as interest rate swaps, credit default swaps, total return swaps, futures, and/or forwards) at market value.”

* * * * *

U.S. Securities and Exchange Commission

Division of Investment Management

May 9, 2019

If you have any questions or further comments, please contact Peter Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,
/s/ Derek W. Smith
Derek W. Smith
Secretary
Segall Bryant & Hamill Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP